August 9, 2024

Yavin Arieli
Chief Financial Officer
Ceva, Inc.
15245 Shady Grove Road, Suite 400
Rockville, MD 20850

       Re: Ceva, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2024
           File No. 333-281323
Dear Yavin Arieli:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Alfredo B.D. Silva